UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 3, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

VCA Antech Inc.

File No. 001-16783 - CF#27310

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VCA Antech, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on August 22, 2011.

Based on representations by VCA Antech, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

    Exhibit 10.1   through August 19, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

              Pamela Howell
              Special Counsel